Exhibit 99.2

MAG SILVER CORP. Management's Discussion & Analysis For the three and nine months ended September 30, 2016
Dated: November 10, 2016

A copy of this report will be provided to any shareholder who requests it.

VANCOUVER OFFICE Suite 770 800 W. Pender Street Vancouver, BC V6C 2V6	604 630 1399 phone 866 630 1399 toll free 604 681-0894 fax	TSX: MAG NYSE MKT: MAG www.magsilver.com info@magsilver.com

MAG SILVER CORP.
Management's Discussion & Analysis
For the three and nine months ended September 30, 2016
(expressed in thousands of US dollars except as otherwise noted)

The following Management's Discussion and Analysis ("MD&A") focuses on the financial condition and results of operations of MAG Silver Corp. ("MAG" or the "Company") for the three and nine months ended September 30, 2016 and 2015.  It is prepared as of November 10, 2016 and should be read in conjunction with the unaudited condensed interim consolidated financial statements of the Company for the three and nine months ended September 30, 2016 and the audited annual consolidated financial statements of the Company for the year ended December 31, 2015, together with the notes thereto which are available on SEDAR and EDGAR or on the Company website at www.magsilver.com.

All dollar amounts referred to in this MD&A are expressed in thousands of United States dollars ("US$") unless otherwise stated.  The functional currency of the parent and the functional currency of its Mexican subsidiaries and investment in associate is the US$.

The common shares of the company trade on the Toronto Stock Exchange and on the NYSE MKT both under the symbol MAG.  The Company is a reporting issuer in the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Nova Scotia, New Brunswick, Prince Edward Island and Newfoundland and Labrador and is a reporting "foreign issuer" in the United States of America.  The Company believes it is a Passive Foreign Investment Company ("PFIC"), as that term is defined in Section 1297 of the U.S. Internal Revenue Code of 1986, as amended, and believes it will be a PFIC for the foreseeable future.  Consequently, this classification may result in adverse tax consequences for U.S. holders of the Company's common shares. For an explanation of these effects on taxation, U.S. shareholders and prospective U.S. holders of the Company's common shares are encouraged to consult their own tax advisers.

Qualified Person

Unless otherwise specifically noted herein, all scientific or technical information in this MD&A, including assay results and reserve estimates, if applicable, were based upon information prepared by or under the supervision of Dr. Peter Megaw, Ph.D., C.P.G., a certified professional geologist who is a "Qualified Person" for purposes of National Instrument 43-101, Standards of Disclosure for Mineral Projects ("National Instrument 43-101" or "NI 43-101").  Dr. Megaw is not independent as he is an officer and a paid consultant of the Company (see Related Party Transactions below).

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this MD&A, including any information relating to the Company's future oriented financial information are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (collectively "forward-looking statements").  All statements in this MD&A, other than statements of historical facts are forward-looking statements, including statements that address estimates of future production levels, expectations regarding mine production and development programs and capital costs, expected trends in mineral prices and statements that describe future plans, objectives or goals.  Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions.  These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from results projected in such forward-looking statements, including, but not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk, capital cost inflation and those other risks and uncertainties identified under the heading "Risks and Uncertainties" in this MD&A and other risk factors and forward-looking statements listed in the Company's most recently filed Annual Information Form dated March 28, 2016 ("AIF").  The AIF is deemed to be incorporated by reference into this MD&A, and we direct the reader to read the AIF in conjunction with this MD&A, in order to have a better understanding of the Company's business and the associated risks facing the business.

MAG SILVER CORP.
Management's Discussion & Analysis
For the three and nine months ended September 30, 2016
(expressed in thousands of US dollars except as otherwise noted)

Although the Company believes the expectations expressed in such forward-looking statements are based on what the Company's management considers to be reasonable assumptions, based on the information currently available to it, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.  Assumptions have been made including, but not limited to, the Company's ability to carry on its various exploration and development activities including project development timelines, the timely receipt of required approvals and permits, the price of the minerals the Company produces, the costs of operating, exploration and development expenditures, the impact on operations of the Mexican Tax Regime, and the Company's ability to obtain adequate financing.  The Company cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management's assumptions may prove to be incorrect.  The forward-looking statements in this MD&A speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law.  There is no certainty that any forward-looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.  More information about the Company including its AIF and recent financial reports is available on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission's EDGAR website at www.sec.gov.

Cautionary Note to Investors Concerning Estimates of Indicated and Inferred Mineral Resources

This MD&A uses the terms "Indicated Mineral Resources" and "Inferred Mineral Resources".  MAG advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize these terms.  Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, "Inferred Mineral Resources" have a great amount of uncertainty as to their existence. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources are considered too speculative geologically to have the economic considerations applied to them to enable them to be categorized as mineral reserves and, accordingly, Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for a "Preliminary Economic Assessment" as defined under NI 43-101.  Investors are cautioned not to assume that part or all of an Inferred Resource exists, or is economically or legally mineable.

1.	DESCRIPTION OF BUSINESS

The Company is a Vancouver-based mineral exploration and development company that is focused on the acquisition, exploration and development of district scale projects located within the Mexican silver belt. The Company's principal assets include the Company's 44% interest in the Juanicipio joint venture (the "Juanicipio Property"), and its 100% owned Cinco de Mayo property (the "Cinco de Mayo Property"), both located in Mexico. The Company also owns a 100% interest in the Guigui property, also in Mexico.

MAG SILVER CORP.
Management's Discussion & Analysis
For the three and nine months ended September 30, 2016
(expressed in thousands of US dollars except as otherwise noted)

Juanicipio Property

The Company owns 44% of Minera Juanicipio S.A. de C.V. ("Minera Juanicipio"), a Mexican incorporated joint venture company, which owns the high grade Juanicipio Property, located in the Fresnillo District, Zacatecas State, Mexico.  Both exploration and development of the Juanicipio Property are being carried out by the project operator, Fresnillo plc ("Fresnillo"), which holds the remaining 56% interest in the joint venture.

The major asset associated with the Juanicipio Property is a high-grade silver-gold-lead-zinc epithermal vein deposit.  Exploration and development programs for the Juanicipio Property are designed by the Minera Juanicipio Technical Committee, and approved by the Minera Juanicipio Board of Directors.  The Company's share of costs is funded primarily through its 44% interest in Minera Juanicipio, and to a lesser extent, incurred directly by the Company to cover expenses related to parallel technical studies and analyses commissioned by the Company, as well as direct project oversight.  Minera Juanicipio is governed by a shareholders agreement and corporate by-laws, pursuant to which each shareholder is to provide funding pro rata to its interest in Minera Juanicipio, and if either party does not fund pro rata, their ownership interest will be diluted in accordance with the shareholders agreement.

Underground development commenced at the Juanicipio Property on October 28, 2013. The development program is based on recommendations made to Minera Juanicipio in a 2012 Preliminary Economic Assessment carried out by AMC Mining Consultants (Canada) Ltd. ("AMC") (see Press Release dated June 14, 2012) ("2012 PEA").  The 2012 PEA was subsequently reproduced in the same form in 2014 by Roscoe Postle Associates Inc. ("RPA") in their amended and restated NI 43-101 Technical Report documenting a 2014 updated Mineral Resource estimate, filed on SEDAR on July 3, 2014 (the "Juanicipio Technical Report") (see Press Release dated May 27, 2014).

The 2012 PEA defined Juanicipio as an economically robust, high-grade underground silver project exhibiting minimal financial or development risks that will produce an annual average of 15.1 million payable ounces of silver over the first full six years of commercial production and 10.3 million payable ounces per year over a 14.8 year total mine life.  The 2012 PEA was based on a resource estimate and model developed by Strathcona Mineral Services ("Strathcona") dated November 2011. The 2014 Juanicipio Technical Report included an updated Juanicipio resource based on in-fill drill results from a 2012-2013 drill program, and manually divided the resource into the Bonanza Grade Silver Zone ("BGS Zone") and the Deep Zone. The BGS Zone resource veins have a similar footprint as prior resource estimates (see Press Releases dated November 10, 2011 and December 19, 2011), with the higher drill density converting a significant proportion of the previous Inferred Resource into the Indicated category.  With minimal change to the BGS Zone footprint, the Juanicipio Technical Report from RPA stated that the results of the 2012 PEA remain a reasonable representation of the property's economic potential.

The economic analysis in the Juanicipio Technical Report is preliminary in nature and is based, in part, on Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves.  There is no certainty that a Preliminary Economic Assessment will be realized.

Exploration results from drilling in the first quarter of 2015 on the Valdecañas Vein included four new exploration step-out holes (P1-P4) targeted approximately 100 metres below the existing Indicated and Inferred Resources reported in the Juanicipio Technical Report.  As a point of definition, the Valdecañas Vein is an en echelon system comprised of overlapping East and West Veins – the term "Valdecañas Vein" is used to refer to this en echelon system at times.  The four holes were drilled on nominal 150 metre centres over a strike length of approximately 500 metres below the en echelon overlap zone between the East and West Valdecañas Veins and include the three widest and deepest intercepts to date on the property (see Press Release dated April 23, 2015).  This new "Deep Zone" appears to be the extension of the southwest dipping West Valdecañas Vein and a similar deep continuation of the East Valdecañas Vein was announced in the current quarter ended September 30, 2016 (see "Exploration Juanicipio Property" below). The Deep Zone effectively remains open to depth and laterally along its entire strike length to the joint venture boundary in both directions.

MAG SILVER CORP.
Management's Discussion & Analysis
For the three and nine months ended September 30, 2016
(expressed in thousands of US dollars except as otherwise noted)

Cinco de Mayo Property

The Company owns 100% of the mineral concessions comprising the Cinco de Mayo Property. The property is located approximately 190 kilometres northwest of the city of Chihuahua, in northern Chihuahua State, Mexico, and covers approximately 25,113 hectares. The primary concessions of the Cinco de Mayo Property were acquired by way of an option agreement dated February 26, 2004, and the property remains subject to a 2.5% net smelter returns royalty (see Related Party Transactions below).  The project consists of four major mineralized zones: the Upper Manto silver-lead-zinc inferred resource; the Pegaso deep discovery; the non-core Pozo Seco high grade molybdenum-gold resource; and the surrounding Cinco de Mayo exploration area.

No active exploration has been undertaken on the Cinco de Mayo Property since late 2012, as the Company continues its efforts to obtain a renewed surface access agreement with the local Ejido. Although the Company believes that the matter will ultimately be resolved, the overall timeline to a resolution is not determinable at this time.

Guigui Property

The Guigui Property is a 100% interest in a 4,500-hectare property in the Santa Eulalia Mining District of Chihuahua, Mexico, home to the world's largest Carbonate Replacement Deposit ("CRD") camp.  Strong aero-magnetic anomalies were identified in late 2007 but could not be drilled because they straddled the eastern border of the original "Guigui" claim and continued into ground covered by the Juarez Mega-Claim filed by the Mexican Geological Service in mid-2007.  This adjoining part of the Juarez concession was liberated in July 2013 and the Company filed for and obtained the additional 3,800 hectare "Guiguito" concession.  The combined property now consists of roughly 8,300 hectares.  The eastern area magnetic anomalies were drilled in 2015 and encountered pre-mineralization intrusions. Further exploration on the property is currently being considered in the central and western areas of the concession package.

2.	HIGHLIGHTS

✓
The 2015-2016 drilling to further delineate the extent of the new Valdecañas Deep Zone was completed, and assays released during the quarter (see Press Release August 15, 2016).  Overall results show vein widths ranging from 5 to 29 metres with the highest zinc and copper grades seen to date.  The new results show that mineralization in the Deep Zone occurs in both the East and West Valdecañas Veins and extends mineralization roughly 250 metres beneath the existing resource over a combined strike length of over 800 metres.  The Deep Zone mineralization remains open to the property boundary in both directions: 300 metres to the west and 700 metres to the east.

MAG SILVER CORP.
Management's Discussion & Analysis
For the three and nine months ended September 30, 2016
(expressed in thousands of US dollars except as otherwise noted)

✓
A supplemental $1,200 budget (MAG's 44% share is $528) for follow up drilling of the latest exploration results at Valdecañas was approved by the Juanicipio Technical Committee in late April 2016, and drilling is currently in process with 6 drill rigs on the property (5 drilling from surface and 1 drilling from within the underground ramp.)  All assays pending.

✓	Advancement of the underground ramp decline at the Juanicipio Property continues to progress at rates exceeding those envisioned in the Juanicipio Technical Report.

✓
Various studies are ongoing, including baseline environmental analysis, metallurgical and geotechnical studies, detailed engineering for process plant and an assessment of the potential impact that recent exploration success at depth may have on plant sizing and ore handling alternatives.

✓	A supplemental $3,000 budget (MAG's 44% share is $1,320) was approved in August 2016 for additional underground development related to ore handling infrastructure.

✓
The Company remains well funded, with cash and term deposits totaling $140,436.  The Company believes that it is fully funded for its 44% share of Juanicipio development costs, as envisioned in the 2014 Juanicipio Technical Report.

3.	FINANCING ACTIVITIES

Financing

On March 1, 2016, the Company closed a bought deal public offering and issued 8,905,000 common shares at $7.30 per share, for gross proceeds of $65,006.  On March 4, 2016, the underwriters exercised in full an associated 15% over-allotment option, and the Company issued an additional 1,335,750 common shares for additional gross proceeds of $9,751.  Total gross proceeds were $74,757, and the Company paid commission to the underwriters of $3,497 and legal and filing costs totaled an additional $606, resulting in net proceeds of $70,654. As outlined in the public offering document, the Company intends to use the net proceeds of the offering primarily to fund development and exploration expenditures at the Juanicipio Property and for working capital and general corporate purposes.

Given the Juanicipio development progress to date, and the Company's cash and term deposits of $140,436 as at September 30, 2016, the Company believes that it has enough cash to fully fund its 44% share of development expenditures for the Juanicipio mine development, as envisioned in the Juanicipio Technical Report (see "Liquidity and Capital Resources" below).

MAG SILVER CORP.
Management's Discussion & Analysis
For the three and nine months ended September 30, 2016
(expressed in thousands of US dollars except as otherwise noted)

4.	DEVELOPMENT AND EXPLORATION ACTIVITIES

Underground Development – Juanicipio Property

According to the Juanicipio Technical Report timeline, the first 33 months of development focuses primarily on the ramp decline advancing towards the main Valdecañas Vein of the property.  To date, the entry portal, surface explosives magazines, surface offices and associated infrastructure have been completed, and the ramp decline is currently advancing with drilling and blasting.  The ramp and ancillary passage development advance rate remains at or exceeding the levels envisioned in the Juanicipio Technical Report (115 metres per month), with the cumulative advance of the ramp now approaching 3,360 metres of the 3,500 metres needed to reach the plane of the Valdecañas en echelon veins, at which time stope access and development will begin. At current advance rates, the Company anticipates reaching the plane of the Valdecañas en echelon veins by late 2016 or early 2017. Drilling ahead of advancement indicates that, as designed, the ramp will pass through a zone of weak mineralization that lies between the two uppermost "lobes" of the BGSZ.  As well, construction of additional ventilation raises and surface installations continues.

Exploration – Juanicipio Property

Deep Drilling Program

In 2015, Fresnillo and MAG agreed to an additional 10,000 metre, 9 hole, $1,500 (MAG's 44% share was $660) 2015 and 2016 drill program to further trace the extent of the new Valdecañas Deep Zone and expand the mineralization hit in holes P1-P4 (see Press Release of April 23, 2015).  As well, a portion of the 2015 exploration budget for surface drill holes that was pending permitting was reallocated to underground drilling beneath the East Valdecañas Vein to test it at depths comparable to Holes P1-P4 drilled under the Valdecañas West Vein.  A drill station was carved out along the decline at approximately 2,000 metres down ramp.  The surface and underground drilling commenced in November 2015 and was completed in June, 2016.

Twelve holes, ranging in depth from 850 to over 1,200 metres were completed, and as expected with such depth, several holes required multiple attempts to reach target depths.  Assays for these holes were received and released in the current quarter (see Press Release dated August 15, 2016).  The drill results of the twelve step-out exploration holes confirm and extend the wide high-grade mineralization from the Deep Zone discovery announced April 23, 2015. The holes demonstrate continuity of high-grade, multi-stage precious and base metals mineralization now beneath both the East and the West Vein Bonanza Zones.  Mineralization is traceable over a strike length exceeding 800 metres and to a depth of 200 to 300 metres beneath the current resource estimate (see Press Release dated May 27, 2014). Mineralization widths range from approximately 5 metres to over 29 metres with the thickest intercepts occurring where the dip of the veins steepen creating thickened "dilatant zones" that remain open to depth and laterally to the joint venture boundaries: approximately 300 metres to the west and 700 metres to the east.

East Vein

The best intercept in the discovery and extension of the Deep Zone in the East Valdecañas Vein is in hole VM2, the deepest and eastern most hole in the East Vein.  VM2 intercepted 36.45 metres (29.85 metres true width) grading 235 g/t (6.87 ounces per ton "opt") silver, 0.50 g/t gold, 4.76% lead, 5.79% zinc, 0.99% copper; including 8.80 m (true width of 7.21 metres) carrying 475 g/t (13.86 opt) silver; 0.66 g/t gold, 1.91% lead, 5.27% zinc and 2.38% copper. Higher grade zones within the overall intercept include very high-grade lead (>40%) and high-grade silver (1,290 g/t) associated with the highest copper values (6.79%) reported to date on the property.

MAG SILVER CORP.
Management's Discussion & Analysis
For the three and nine months ended September 30, 2016
(expressed in thousands of US dollars except as otherwise noted)

West Vein

P6 is the best new hole in the Deep Zone West cutting 29.90 metres (22.90 metres true width) grading 119 g/t (3.47 opt) silver, 1.13 g/t gold, 4.18% lead, 11.89% zinc and 0.27% copper; including 3.75 metres (2.87 metres true width) grading 292 g/t (8.52 opt) silver, 4.48 g/t gold, 13.24% lead, 24.92% zinc and 0.55% copper.  This hole is a 100 metre offset to Hole P3, the best hole of the previous program.

Anticipada Vein

The Drilling also resulted in the discovery of the "Anticipada Vein," a newly recognized vein of unclear geometry lying about 100 metres into the hanging wall of the East Vein.  It has been cut in five holes and swells from 1.15 metres (0.8 metres true width) in Hole VM2 to 10.40 metres (6.68 metres true width) in Hole P13 where it grades 105 g/t (3.06 opt) silver, 2.69 g/t gold, 3.59% lead, 10.79% zinc and 0.23% copper. It remains open in several directions.

Drilling results to date from the Deep Zone show the typical thickening and complementary thinning of a classic "dilatant zone" stemming from steepening and flattening of the veins (http://media3.marketwire.com/docs/Figures1-4MAG.pdf).  This geometry creates a roughly horizontally-elongated zone of greatly increased thickness that looks to have strong lateral continuity (http://media3.marketwire.com/docs/Figures1-4MAG.pdf).  On the West Vein the fattened Deep Zone appears to be at least 250 metres high, 3 to 23 metres wide and 300 metres long; remaining open 400 metres to the western property boundary.  On the East Vein the fattened Deep Zone appears to be at least 300 metres high, 2.7 to 22 metres wide and 450 metres long; remaining completely open to depth and over 700 metres to the eastern property boundary.

The Deep Zone displays strong base metal mineralization stages cut by later quartz veining stages. In some holes, swarms of barren quartz veinlets extend for tens of metres around the mineralized zones. There are significant orientation differences between the various vein stages suggesting structural complexity not seen higher in the system. The interpretation of increased structural complexity is reinforced by the geometry of the Anticipada Vein.  The narrowness of the intercepts in Holes P7 and P9 appears to indicate downward flattening of the vein. Although less well constrained, changes in vein strike may explain the widening of the vein to the east and west of the overlap zone. Notably, the overlap zone also appears to coincide with the zone of broadest skarn alteration, which exceeds 200 metres wide in Hole P12.  The highest copper values appear to fall around the edges of the skarn zone. These geologic data continue to support the concept that the overlap zone coincides with a major ore-fluid upwelling zone.

In April 2016, the Joint Venture Technical Committee approved a supplemental $1,200 budget (MAG's 44% share is $528) for additional 2016 deep and shallow in-fill drilling as well as protection and exploration holes along and ahead of the path of the decline as it approaches the Valdecañas Vein.  This supplemental drill program is for a combined 8,900 metres of surface and underground drilling, and drilling is currently in process with six rigs turning on site and all assays pending.

Qualified Person: Dr. Peter Megaw, Ph.D., C.P.G., has acted as the qualified person as defined in National Instrument 43-101 for this disclosure and supervised the preparation of the technical information in this release. Dr. Megaw has a Ph.D. in geology and more than 35 years of relevant experience focused on silver and gold exploration in Mexico. He is a Certified Professional Geologist (CPG 10227) by the American Institute of Professional Geologists and an Arizona Registered Geologist (ARG 21613). Dr. Megaw is not independent as he is Chief Exploration Officer (CXO) and a Shareholder of MAG and is a vendor of projects, other than Juanicipio, whereby he may receive royalties. Dr. Megaw is satisfied that the results are verified based on an inspection of the core, a review of the sampling procedures, the credentials of the professionals completing the work and the visual nature of the silver and base metal sulphides within a district where he is familiar with the style and continuity of mineralization.

MAG SILVER CORP.
Management's Discussion & Analysis
For the three and nine months ended September 30, 2016
(expressed in thousands of US dollars except as otherwise noted)

Quality Assurance and Control: The samples are shipped directly in security-sealed bags to ALS-Chemex Laboratories preparation facility in Guadalajara, Jalisco, Mexico (Certification ISO 9001). Samples shipped also include intermittent standards and blanks. Pulp samples are subsequently shipped to ALS-Chemex Laboratories in North Vancouver, Canada for analysis. Two extra pulp samples are also prepared and are analyzed (in progress) by SGS Laboratories (Certification ISO 9001) and Inspectorate Laboratories (Certification ISO 9001) (or other recognized lab). The bulk reject is subsequently sent to CIDT (Center for Investigation and Technical Development) of Peñoles in Torreon, Mexico for metallurgical testing where a fourth assay for each sample is analyzed and a calculated head grade is received on the basis of a concentrate balance. The CIDT also does a full microscopic, XRF and XRD mineralogical analysis.

Exploration – Cinco de Mayo

No active exploration is currently being undertaken on the Company's Cinco de Mayo Property, as the Company continues its efforts to obtain a renewed surface agreement with the local Ejido.

"Soil Use Change Permit" and surface access

As of 2012, exploration drilling permits in Mexico require a "Soil Use Change Permit," reflecting conversion of land from agricultural to industrial use.  In mid-2012, the Company was in the process of negotiating ordinary course surface access permissions on a portion of the Cinco de Mayo property with the Ejido Benito Juarez (the "EBJ") as the final component in the application for the required Soil Use Change Permit. Both the Upper Manto and Pegaso Zone are located on the portion of the Cinco de Mayo property where the EBJ controls the surface rights (but not the mineral rights, which belong to the Company).  The Company had a long-standing and productive working relationship with the EBJ and had previously purchased 41 specific rights relating to relevant areas of the Cinco de Mayo project area for $660 from certain EJB members.  This purchase was ratified by an official Assembly of the EBJ and registered and ratified by the Federal Agrarian Authority. The Company was awaiting formal title transfer of the surface rights, when certain members of the EBJ challenged the purchase, claiming the 41 rights purchased represented a 41/421 undivided interest in the EBJ owned surface rights, rather than rights to exclusive areas of the property. Then on November 17, 2012, at what the Company maintains was an illegally constituted Assembly, the EBJ voted to order MAG to vacate the surface of its Cinco de Mayo property (the mineral concession rights were and are not affected).

As permission of the EBJ assembly is required to obtain surface access (and ultimately a Soil Use Change Permit), MAG continues its efforts to obtain a renewed surface access agreement with the EBJ, with the intent of arriving at a settlement agreement that would be fully supported at a properly constituted Assembly.  Although there is no certainty that a new vote would produce a favourable outcome for the Company, MAG believes that the opposition group and its supporters do not represent the will of the majority of the 421 voting members of the EBJ (or of the 12,000 other citizens in the project area).

The Company remains willing to work with the EBJ and the greater community to define a comprehensive Corporate Social Responsibility Program ("CSR") to coincide with the next phases of exploration on the Upper Manto and Pegaso Zone.  MAG's objective is to ensure the EBJ and the greater community benefit from the expected successes and growth at Cinco de Mayo.

MAG SILVER CORP.
Management's Discussion & Analysis
For the three and nine months ended September 30, 2016
(expressed in thousands of US dollars except as otherwise noted)

Although the Company believes that the process will be successful, the overall timeline to a resolution is not determinable at this time. There are no contractual or statutory time limits on obtaining surface access rights under the relevant permits required for continued exploration.

The Cinco de Mayo concession package extends beyond the Upper Manto and Pegaso Zones into areas where the surface rights are not held by the EBJ; including areas of some prior drilling success.  Although these areas remain of interest, the Company has no current plans to conduct surface-based exploration in these areas.

5.	OUTLOOK

The Company continues to explore its properties in Mexico and intends to enhance its project portfolio through successful exploration and project development.  Although the Company's working capital position remains strong, the Company continues to execute its business plan prudently, with an on-going focus on high-grade, district scale potential properties.

Minera Juanicipio Outlook

The Juanicipio Technical Report provides a framework on which the Technical Committee guides the continued advancement of the project.  Although Minera Juanicipio has not formally made a "production decision," Fresnillo, the project operator, has repeatedly publicly reported that it expects that Juanicipio will be in production by 2018.  Although the Company believes this timeline laid out by the project operator is reasonable in the context of the Juanicipio Technical Report, the actual schedule to production is still under review by Minera Juanicipio, and there are no assurances when a formal development and construction decision will be made and that mine development and production will be achieved in accordance with the Juanicipio Technical Report. As well, a preliminary engineering review of the impact of the significant drill results coming from Deep Zone is underway with an objective of determining whether aspects of the BGSZ development should be modified to accommodate possible future production from this zone.

Given the width of mineralized intercepts, and potential significant strike length encountered in the 2015 and 2016 Valdecañas drill program, and resultant discovery of the deep dilatant zone contiguous with both the Valdecañas East and West veins, it is anticipated that an updated resource will be generated in early 2017.

The 2016 Minera Juanicipio development budget is $12,800 (MAG's 44% share is $5,632), and continues to be designated primarily for continued ramp advancement and associated underground infrastructure as outlined in the Juanicipio Technical Report, as well as ongoing baseline environmental analysis, and some metallurgical and geotechnical studies.  Detailed engineering for the process plant is well advanced, and a number of options are under review to consider the potential impacts the mineralized zones being discovered at depth may have on plant sizing and ore handling alternatives. Evaluation and exploration expenditures and initial development expenditures, capitalized directly by Minera Juanicipio for the nine months ended September 30, 2016 amounted to $9,879 (September 30, 2015: $6,775).  A supplemental $3,000 budget (MAG's 44% share is $1,320) was approved in the quarter ended September 30, 2016 for additional underground development with respect to ore handling infrastructure.

MAG SILVER CORP.
Management's Discussion & Analysis
For the three and nine months ended September 30, 2016
(expressed in thousands of US dollars except as otherwise noted)

As noted below in Liquidity and Capital Resources, the Company believes that it has enough cash to fully fund its 44% share of cash calls for the Juanicipio mine development as envisioned in the Juanicipio Technical Report.

In addition to the $1,200 (MAG's 44% share is $528) 2016 supplemental 8,900 metre deep and shallow infill drilling currently ongoing, there is also a 2016 Minera Juanicipio exploration budget of approximately $3,200 (MAG's 44% share is $1,408), approved by the Minera Juanicipio Technical Committee for testing deep targets on the Juanicipio Vein (as opposed to the Valdecañas Vein discussed above), and for a continued search for new veins within the joint venture property.

Currently, there are 6 drill rigs on the property, 5 drilling from surface, and 1 drilling from underground.

Cinco de Mayo Outlook

Although the Company believes that its surface access will be restored to the Cinco de Mayo Property and that the requisite authorizations to complete its submission for the Soil Use Change Permit will be obtained in due course, the overall timeline to successful resolution is not determinable at this time, and will depend upon various factors including but not limited to: the ability of the Company to arrive at an agreement that would be fully supported by the majority of the EBJ; and, the ability of the EBJ to conduct a properly constituted Assembly meeting, with quorum, and favourable outcome.  Although all work obligations to keep the claims in good standing have been fulfilled by the Company, the Company sought and was granted a formal federal exemption for 2015 and the first half of 2016 exploration work commitments on the property. An application will be made for the second half of 2016 in early 2017.

6.	INVESTMENT IN ASSOCIATE

Minera Juanicipio

Minera Juanicipio, S.A. de C.V. ("Minera Juanicipio") is the corporate entity through which the Company holds its Investment in Associate.

	Three months ended September 30,		Nine months ended September 30,
(In thousands of US dollars)	2016	2015	2016	2015
Joint venture oversight expenditures incurred 100% by MAG	$76	$47	$160	$161
Cash contributions to Minera Juanicipio	2,046	1,716	7,137	4,796
Total for the current period	2,122	1,763	7,297	4,957
Equity pick up of current loss for the period	(376)	(218)	(1,019)	(365)
Balance, beginning of the period	35,772	30,645	31,240	27,598
Balance, end of the period	$37,518	$32,190	$37,518	$32,190

During the three and nine months ended September 30, 2016, the Company incurred oversight expenditures on the Juanicipio Property of $76 and $160 respectively (September 30, 2015: $47 and $161 respectively) and made joint venture advances to Minera Juanicipio of $2,046 and $7,137 respectively (September 30, 2015: $1,716 and $4,796).

Total Juanicipio Property expenditures incurred directly by Minera Juanicipio for the three and nine months ended September 30, 2016 amounted to approximately $3,218 and $9,879, respectively (September 30, 2015: $1,960 and $6,775 respectively).

MAG SILVER CORP.
Management's Discussion & Analysis
For the three and nine months ended September 30, 2016
(expressed in thousands of US dollars except as otherwise noted)

In the three and nine months ended September 30, 2016 the Company recorded a 44% equity loss from its Investment in Associate of $376 and $1,019, respectively (September 30, 2015: $219 and $366, respectively). The equity loss pick up from Minera Juanicipio is a result of the weakening of the Mexican Peso relative to the US$, and the Company's related 44% share of a foreign exchange loss and deferred tax expense.

7.	EXPLORATION AND EVALUATION ASSETS

Exploration and evaluation assets as at September 30, 2016 consist of the Company's Cinco de Mayo and Guigui properties:

For the three months ended	September 30, 2016			Sept 30, 2015
(In thousands of US dollars)	Cinco de Mayo	Guigui	Total	Total
Acquisition costs of mineral & surface rights	$-	$-	$-	$60
Camp costs, travel & transport	7	2	9	67
Geological & geophysical	7	10	17	75
Land taxes, permits and gov't fees	114	37	151	167
Legal, community and other consultation costs	77	-	77	213
Total for the period	205	49	254	582
Balance, June 30, 2016	49,509	4,008	53,517	51,275
Balance, September 30, 2016	$49,714	$4,057	$53,771	$51,857

For the nine months ended	September 30, 2016			Sept 30, 2015
(In thousands of US dollars)	Cinco de Mayo	Guigui	Total	Total
Acquisition costs of mineral & surface rights	$-	$-	$-	$108
Camp costs, travel & transport	73	3	76	168
Geological & geophysical	23	21	44	141
Land taxes, permits and gov't fees	256	83	339	362
Legal, community and other consultation costs	503	3	506	598
Total for the period	855	110	965	1,377
Balance, January 1, 2016	48,859	3,947	52,806	50,480
Balance, September 30, 2016	$49,714	$4,057	$53,771	$51,857

Cinco de Mayo Property

In the three and nine months ended September 30, 2016, the Company incurred exploration and evaluation expenditures of $205 and $855 (September 30, 2015: $449 and $1,099) on the Cinco de Mayo property.  In addition to land taxes of $228 (September 30, 2015: $263), the principal expenditures and main focus of work has been preparations for negotiations with the local EBJ (see '"Soil Use Change Permit" and surface access' above) which has included meetings with State and Federal authorities, and with several legal and Community Relations advisors in Mexico.

MAG SILVER CORP.
Management's Discussion & Analysis
For the three and nine months ended September 30, 2016
(expressed in thousands of US dollars except as otherwise noted)

Guigui Property

In the three and nine months ended September 30, 2016, the Company incurred exploration and evaluation costs of $49 and $110 (September 30, 2015: $133 and $278 respectively) on the Guigui property.  In addition to land taxes of $74 (September 30, 2015: $86), the Company is re-examining possible targets within district, in part prompted by active exploration by another company immediately to the north of the central part of MAG's holdings.

MAG SILVER CORP.
Management's Discussion & Analysis
For the three and nine months ended September 30, 2016
(expressed in thousands of US dollars except as otherwise noted)

8.	REVIEW OF FINANCIAL RESULTS

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
EXPENSES
Accounting and audit	$59	$52	$222	$206
Amortization	6	4	14	12
Filing and transfer agent fees	6	4	176	165
Foreign exchange (gain) loss	134	774	(158)	1,712
General office expenses	150	152	554	526
Legal	175	40	270	149
Property investigation costs	100	49	184	187
Management compensation and consulting fees	429	336	1,293	1,141
Share based payment expense	224	307	1,996	1,742
Shareholder relations	133	75	376	369
Travel	42	25	185	219
	1,458	1,818	5,112	6,428
Interest Income	348	66	764	226
Gain on sale of marketable securities	-	-	1,152	-
Impairment of investment in marketable securities	-	(17)	-	(92)
Equity pickup from associate	(376)	(219)	(1,019)	(366)
Loss for the period before income taxes	$(1,486)	$(1,988)	$(4,215)	$(6,660)

Deferred income tax expense	(499)	-	(1,294)	-
LOSS FOR THE PERIOD	$(1,985)	$(1,988)	$(5,509)	$(6,660)

Three Months Ended September 30, 2016 vs. Three Months Ended September 30, 2015

The Company's net loss for the three months ended September 30, 2016 was $1,985 (September 30, 2015: $1,988).

There was a foreign exchange loss of $134 in the three months ended September 30, 2016, compared to $774 in the same period last year.  The foreign exchange loss resulted primarily from holding cash denominated in Canadian dollars ("C$"), while the US$ strengthened slightly against the C$ (from June 30, 2016 to September 30, 2016, the US$/C$ exchange rate changed from 0.7742 to 0.7624 compared to 0.8006 to 0.7493 from June 30, 2015 to September 30, 2015) resulting in an exchange loss.

Legal expense in the quarter ended September 30, 2016 increased to $175 compared to $40 in the same period last year, as the Company sought advice on various governance and other shareholder matters.  Management compensation and consulting fees in the quarter ended September 30, 2016 increased to $429 (September 30, 2015: $336), as the Company employed an additional staff member and more directors took fees in cash over deferred share units ("DSUs") as compared to the comparable prior quarter.

Although the Company granted no incentive stock options, restricted share units ("RSUs"), performance share units ("PSUs") and incentive DSUs in the quarter ended September 30, 2016 (September 30, 2015: 65,000 stock options, and no RSUs, PSUs or incentive DSUs), share based payment expense (a non-cash item) incurred in the quarter amounted to $224 (September 30, 2015: $307) relating to previously granted stock options, RSUs, PSUs and DSUs which vested in the period. The fair value of all stock option share-based payment expense is estimated using the Black-Scholes-Merton option valuation model, while the fair value of RSUs, PSUs and DSUs is based on the fair market value of a common share equivalent on the date of grant.

MAG SILVER CORP.
Management's Discussion & Analysis
For the three and nine months ended September 30, 2016
(expressed in thousands of US dollars except as otherwise noted)

Other expenses incurred during the quarter ended September 30, 2016 included accounting and audit of $59 (September 30, 2015: $52), amortization of $6 (September 30, 2015: $4), filing & transfer agent fees of $6 (September 30, 2015: $4), general office expenses of $150 (September 30, 2015: $152), new property investigation costs of $100 (September 30, 2015: $49), shareholder relations expenses of $133 (September 30, 2015: $75) and travel of $42 (September 30, 2015: $25), were all either comparable with the prior period's expense or the change was not significant to the overall operations during the period.

In other income and expenses during the quarter ended September 30, 2016, the Company earned interest income on its cash and term deposits of $348 (September 30, 2015: $66). The Company also recorded its 44% equity loss pick up from Minera Juanicipio as described above under 'Investment in Associate.'

The Company recorded a deferred tax expense of $499 for the quarter ended September 30, 2016 (September 30, 2015: nil) related to temporary differences between the book and tax base of its Mexican non-monetary assets. The tax base of these non-monetary assets is determined in Mexican Pesos as opposed to the functional currency (US$), and changes in the exchange rate can give rise to temporary differences that result in a deferred tax liability and associated expense.  With the weakening of the Mexican Peso against the US$ from 18.55 Pesos/US$ on June 30, 2016 to 19.41 Pesos/US$ on September 30, 2016, a deferred tax expense was recognized in the quarter.

Nine Months Ended September 30, 2016 vs. Nine Months Ended September 30, 2015

The Company's net loss for the nine months ended September 30, 2016 decreased to $5,509 from $6,660 in the comparable prior period.

A foreign exchange gain of $158 was recorded in the nine months ended September 30, 2016 compared to a $1,712 foreign exchange loss in the same period last year. The current period's foreign exchange gain resulted primarily from holding cash denominated in Canadian dollars ("C$"), while the US$ weakened against the C$ (from December 31, 2015 to September 30, 2016, the US$/C$ exchange rate changed from 0.7225 to 0.7624).  A portion of the Company's cash is used to fund Canadian dollar expenditures and is held in C$ (US$ equivalent of $9,651 as at September 30, 2016).  The C$ cash is exposed to exchange risk relative to the US$, and results in a gain or loss as the exchange rate fluctuates.

Management compensation and consulting fees in the nine months ended September 30, 2016 increased to $1,293 (September 30, 2015: $1,141), as the Company employed an additional staff member.  Share based payment expense incurred in the nine months ended September 30, 2016 amounted to $1,996 (September 30, 2015: $1,742).  The Company granted no stock options in the period ended September 30, 2016 (September 30, 2015: 268,750) and recorded $625 (September 30, 2015: $899) of share based payment expense relating to stock options vesting to employees and consultants in the period. The Company also granted no RSUs and no PSUs in the period ended September 30, 2016 (September 30, 2015: 19,960 and nil respectively) and recorded a share based payment expense of $441 (September 30, 2015: $212) relating to RSUs and PSUs vesting to employees and consultants in the period.  In the nine months ended September 30, 2016, $930 of share based payment expense (September 30, 2015: $631) was also recorded on 63,287 DSUs (September 30, 2015: 67,365) granted under the Company's DSU plan and an additional 7,068 DSUs (September 30, 2015: 21,388) granted to two directors who elected to receive their retainer and meeting fees for the period in DSUs rather than in cash.

MAG SILVER CORP.
Management's Discussion & Analysis
For the three and nine months ended September 30, 2016
(expressed in thousands of US dollars except as otherwise noted)

Other expenses incurred during the nine months ended September 30, 2016 included accounting and audit of $222 (September 30, 2015: $206), amortization of $14 (September 30, 2015: $12), filing & transfer agent fees of $176 (September 30, 2015: $165), general office expenses of $554 (September 30, 2015: $526), legal of $270 (September 30, 2015: $149), new property investigation costs of $184 (September 30, 2015: $187), shareholder relations expenses of $376 (September 30, 2015: $369) and travel of $185 (September 30, 2015: $219), were all either comparable with the prior period's expense or the change was not significant to the overall operations during the period.

In other income and expenses during the nine months ended September 30, 2016, the Company earned interest income on its cash and term deposits of $764 (September 30, 2015: $226), and realized a gain of $1,152 (September 30, 2015: nil) on the sale of marketable securities previously held for strategic reasons. The Company also recorded its 44% equity loss from Minera Juanicipio as described above in Investment in Associate.

With the weakening of the Mexican Peso against the US$ from 17.34 Pesos/US$ on December 31, 2015 to 19.41 Pesos/US$ on September 30, 2016, a deferred tax expense of $1,294 (September 30, 2015: nil) was recognized in the nine months ended September 30, 2016, for the reasons described above in the "Three months ended September 30, 2016." This non-cash charge will only be realized once the Company's exploration properties are developed and in production or on disposal of the mineral properties.

Other Comprehensive Income (Loss):
	Three months ended September 30,				Nine months ended September 30,
In thousands of US dollars	2016		2015		2016		2015

Loss for the period	$	(1,985)	$	(1,988)	$	(5,509)	$	(6,660)

OTHER COMPREHENSIVE INCOME (LOSS)
Items that may be reclassified subsequently to profit or loss:
Unrealized gain (loss) on marketable securities, net of taxes		2		(34)		1,114		(75)
Reclassification to gain on sale of marketable securities		-		-		(1,152)		-

Total comprehensive income (loss)	$	(1,983)	$	(2,022)	$	(5,547)	$	(6,735)

In Other Comprehensive Income and Loss ("OCI") during the three and nine months ended September 30, 2016, the Company recorded an unrealized gain of $2 and $1,114, respectively, (September 30, 2015: $34 and $75 unrealized loss, respectively) on marketable securities it had strategically acquired. Upon the sale and disposition of certain marketable securities in the nine months ended September 30, 2016, $1,152 was reclassified from OCI to gain on sale of marketable securities.

MAG SILVER CORP.
Management's Discussion & Analysis
For the three and nine months ended September 30, 2016
(expressed in thousands of US dollars except as otherwise noted)

9.	SUMMARY OF QUARTERLY RESULTS

The following table sets forth selected quarterly financial information for each of the last eight quarters (as determined under International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS")) (expressed in US$000's except Net Loss per Share):

Quarter Ending	Revenue(1)	Net Loss(2)	Net Loss per Share
September 30, 2016	$348	$(1,985)	$(0.02)
June 30, 2016	$303	$(2,227)	$(0.03)
March 31, 2016	$113	$(1,297)	$(0.02)
December 31, 2015	$64	$(10,169)	$(0.15)
September 30, 2015	$66	$(1,988)	$(0.03)
June 30, 2015	$68	$(2,136)	$(0.03)
March 31, 2015	$92	$(2,536)	$(0.04)
December 31, 2014	$105	$(9,303)	$(0.14)

Notes:

(1)
The Company's only source of revenue during the quarters listed above was interest earned on bank cash and term deposit balances.  The amount of interest revenue earned correlates directly to the amount of cash and term deposits on hand during the period referenced and prevailing interest rates. At this time, the Company has no operating revenues.

(2)
Net losses by quarter are often materially affected by the timing and recognition of large non-cash expenses (specifically share based payments, exploration and evaluation property write-offs, and deferred tax expense) as described in "Review of Financial Results" above.

10.	CASH FLOWS

The following table summarizes cash flow activities for the three and nine months ended September 30, 2016:

	Three months ended September 30,		Nine months ended September 30,
(In thousands of US dollars)	2016	2015	2016	2015

Operations	$(747)	$(673)	$(2,503)	$(2,740)
Changes in non-cash working capital	-	180	(684)	192
Operating activities	(747)	(493)	(3,187)	(2,548)

Investing activities	(2,416)	(2,649)	(117,158)	(6,975)
Financing activities	2,874	22	75,192	1,822

Change in cash during the period	(289)	(3,120)	(45,153)	(7,701)

Effects of exchange rate changes on cash	(133)	(542)	165	(1,210)

Cash, beginning of period	30,858	81,031	75,424	86,280
Cash, end of period	$30,436	$77,369	$30,436	$77,369

Term Deposits, end of period	$110,000	$-	$110,000	$-

MAG SILVER CORP.
Management's Discussion & Analysis
For the three and nine months ended September 30, 2016
(expressed in thousands of US dollars except as otherwise noted)

Operating Activities

During the three and nine months ended September 30, 2016, the Company used $747 and $2,503 in cash for operations respectively, compared to $673 and $2,740 respectively, in the three and nine months ended September 30, 2015.  The Company's non-cash working capital in the corresponding three and nine month periods, increased by nil and $684 respectively (September 30, 2015: decreased by $180 and $192 respectively).

Investing Activities

During the three and nine months ended September 30, 2016, the Company invested cash of $2,416 and $117,158 respectively, compared to $2,649 and $6,975 respectively in the comparable prior periods ended September 30, 2015.  The primary investment of cash in the nine months ended September 30, 2016 was the purchase of 6-month and 1year term deposits totaling $110,000 (September 30, 2015: nil). The Company also used cash to fund advances to Minera Juanicipio, which combined with MAG's Juanicipio expenditures on its own account, totaled $2,122 and $7,275 respectively, in the three and nine months ended September 30, 2016 (September 30, 2015: $1,771 and $4,952 respectively).  The Company makes cash advances to Minera Juanicipio as 'cash called' by operator Fresnillo, based on approved joint venture budgets.  In the three and nine months ended September 30, 2016, the Company also expended $286 and $1,226 respectively, (September 30, 2015: $495 and $1,287 respectively) on its other exploration and evaluation properties.

Financing Activities

During the three and nine months ended September 30, 2016, the Company's net cash from financing activities amounted to $2,874 and $75,192 respectively, compared to $22 and $1,822 respectively, in the comparable prior periods ended September 30, 2015.

As discussed in "Financing Activities" above, on March 1, 2016, the Company closed a bought deal public offering and issued 8,905,000 common shares at $7.30 per share, for gross proceeds of $65,006.  On March 4, 2016, the underwriters exercised in full an associated 15% over-allotment option, and the Company issued an additional 1,335,750 common shares for additional gross proceeds of $9,751.  Total gross proceeds were $74,757, and combined net proceeds amounted to $70,654.

In the three months ended September 30, 2016, 422,855 stock options, were exercised for cash proceeds of $2,874 (September 30, 2015: 5,000 stock options were exercised for cash proceeds of $22).  During the three months ended September 30, 2016, an additional 21,667 stock options were exercised under a less dilutive cashless exercise provision of the plan (September 30, 2015: nil), whereby 12,747 shares were issued in settlement of the stock options (September 30, 2015: nil), and the remaining 8,920 options were cancelled (September 30, 2015:  nil).

In the nine months ended September 30, 2016, 670,605 stock options, were exercised for cash proceeds of $4,538 (September 30, 2015: 319,900 stock options were exercised for cash proceeds of $1,822).  During the nine months ended September 30, 2016, an additional 1,125,001 stock options were exercised under a less dilutive cashless exercise provision of the plan (September 30, 2015: 220,500), whereby 325,671 shares were issued in settlement of the stock options (September 30, 2015: 73,440), and the remaining 799,330 options were cancelled (September 30, 2015: 147,060).

MAG SILVER CORP.
Management's Discussion & Analysis
For the three and nine months ended September 30, 2016
(expressed in thousands of US dollars except as otherwise noted)

11.	FINANCIAL POSITION

The following table summarizes the Company's financial position as at:

( In thousands of US dollars)	September 30, 2016	September 30, 2015

Cash	$30,436	$77,369
Term deposits	110,000	-
Other current assets	889	889
Total current assets	141,325	78,258
Equipment	50	42
Investment in Associate	37,518	32,190
Exploration and evaluation assets	53,771	51,857
Option to acquire Mineral Interest	-	4,046
Total assets	$232,664	$166,393

Total current liabilities	$422	$577
Deferred income taxes	6,459	3,682
Total liabilities	6,881	4,259
Total equity	225,783	162,134
Total liabilities and equity	$232,664	$166,393

Total current assets increased from $78,258 at September 30, 2015 to $141,325 September 30, 2016.  The increase is primarily due to the funds raised from the bought deal financing which closed in the first quarter of 2016 (as referred to above in "Financing Activities").  Cash and term deposits totaled $140,436 at September 30, 2016 compared to $77,369 at September 30, 2015.  Other current assets as at September 30, 2016 included marketable securities of $24 (September 30, 2015: $226), prepaid expenses of $280 (September 30, 2015: $333) and accounts receivable of $585 (September 30, 2015: $330).  The accounts receivable is comprised primarily of interest receivable earned on its cash and term deposits.

The increase from September 30, 2015 to September 30, 2016 in Investment in Associate from $32,190 to $37,518, and in Exploration and Evaluation assets from $51,857 to $53,771, reflects the Company's ongoing investment in the properties as discussed in "Investing Activities" above. The decrease from $4,046 to Nil of the Option to acquire Mineral Interest reflects the write off of the Salamandra option as at December 31, 2015.

Current liabilities at September 30, 2016 amounted to $422 (September 30, 2015: $577) and are attributable to accrued exploration and administrative expenses. The deferred income tax liability increased from $3,682 to $6,459 at September 30, 2016.  The increase is due to the weakening of the Mexican Peso in the period and the deferred income tax liability recorded by the Company corresponding to the deferred tax expense recognized and explained above in the three and nine months "Review of Financial Results."

The variation in total equity is due primarily to the aforementioned public offering completed during the period ended September 30, 2016.

MAG SILVER CORP.
Management's Discussion & Analysis
For the three and nine months ended September 30, 2016
(expressed in thousands of US dollars except as otherwise noted)

12.	LIQUIDITY AND CAPITAL RESOURCES

As at September 30, 2016, the Company had working capital of $140,903 (September 30, 2015: $77,681) including cash and term deposits of $140,436 (September 30, 2015: $77,369).  The Company currently has no debt and has sufficient working capital to maintain all of its properties and currently planned programs for a period in excess of the next year.  Although the Company believes it is fully funded for its share of the Juanicipio development as envisioned under the Juanicipio Technical Report (see Funding of the Juanicipio Development below), the Company may require additional capital in the future to meet its project related expenditures.

Funding of the Juanicipio Development

The Juanicipio Technical Report estimated total project capital costs of $302,000 inclusive of capitalized operating costs (MAG's 44% share is $132,880) over 3.5 years from the start of development.  As the first 33 months of development, as envisioned under the Juanicipio Technical Report, are primarily focused on the ramp decline, the majority of the capital costs are not expected to be incurred until the latter part of the development schedule. The larger capital expenditures items associated with the mine development have not yet been approved by Minera Juanicipio, and Minera Juanicipio has not yet proposed a budget for beyond 2016.

To September 30, 2016, approximately $31,267 of the Juanicipio development has been funded by the joint venture partners (MAG's share funded to September 30, 2016 is approximately $13,757), leaving approximately $270,733 (MAG's 44% share is approximately $119,122) of remaining mine development expenditures to complete the Juanicipio mine according to the Juanicipio Technical Report. In addition, as at September 30, 2016, Minera Juanicipio had cash on hand of $7,430 to fund expenditures through 2016. Given the progress to date, and the Company's cash and term deposits on hand ($140,436 as at September 30, 2016), the Company believes that it has enough cash to fully fund its 44% share of cash calls for the Juanicipio mine development as envisioned in the Juanicipio Technical Report. Should the scale and scope of the development change, however, or should the capital required to complete the development exceed the amount envisioned in the Juanicipio Technical Report, the Company's cash resources may not be sufficient to fund its 44% share of the project development. Accordingly, the Company may need to raise significant additional capital in the future under such circumstances, and future liquidity may therefore depend upon the Company's ability to arrange debt or additional equity financings. The inability of the Company to fund its 44% share of cash calls would result in dilution of the Company's ownership interest in Minera Juanicipio, in accordance with the shareholders agreement.

The Preliminary Economic Assessment set out in the Juanicipio Technical Report is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves and there is no certainty that the Preliminary Economic Assessment set out in the Juanicipio Technical Report will be realized.  As a result, there are additional risks in commencing and completing construction based upon the Juanicipio Technical Report including additional risks as to capital and operating costs, mineral recovery and financial viability. There is also no guarantee that the construction will be completed or, if completed, that production will begin or that financial results will be consistent with the Juanicipio Technical Report.

MAG SILVER CORP.
Management's Discussion & Analysis
For the three and nine months ended September 30, 2016
(expressed in thousands of US dollars except as otherwise noted)

Actual vs Expected Use of Proceeds – Prior Financings

In the Company's Short Form Prospectus dated July 9, 2014 and in its February 23, 2016 Prospectus Supplement to a Short Form Base Shelf Prospectus (collectively, the "Offering Documents"), the Company provided the expected use of proceeds with respect to each offering.  The table below provides a comparison of the Company's actual use of proceeds to date, as compared to the use of proceeds presented in the Offering Documents:

Intended Use of Proceeds	Expected Use of Proceeds July 9, 2014	Estimated Actual Use of Net Proceeds to date (1)	Expected Use of Proceeds February 23, 2016	Estimated Actual Use of Net Proceeds to date
	(000s of $C)	(000s of $C)	(000s of $US)	(000s of $US)
Exploration expenditures at the Juanicipio Property	$3,000	$3,350 (2)	$5,000	$1,449
Development expenditures at the Juanicipio Property	$71,470	$13,910 (3)	$50,000	$ - (3)
Development contingency at the Juanicipio Property	$ -	$ -	$7,500	$ -

(1) Cash calls advanced to the Juanicipio Property are made in U.S. dollars and for the purposes of the July 9, 2014 analysis, have been converted to C$ based on the closing U.S.$/C$ exchange rate on the day the funds were advanced to Minera Juanicipio.

(2) After reviewing exploration results of four new deep exploration holes in 2015, Fresnillo and MAG agreed to an additional 10,000 metre U.S.$1,500 (MAG's 44% share is US$660) drill program to further delineate the extent of the new deep zone. This drill program was funded by the Joint Venture partners in September 2015, but was not anticipated in the 2014 offering.

(3) As the first 33 months of development focuses primarily on ramp decline, the majority of the capital expenditures are yet to be incurred, and are expected to be incurred in the latter part of the development schedule (2017-2018).

13.	CONTRACTUAL OBLIGATIONS

The following table discloses the contractual obligations of the Company (as at the date of this MD&A) for optional mineral property acquisition payments, optional exploration work and committed lease obligations for office rent and equipment. Based on exploration results, the Company will select at its discretion, only certain properties to complete option and purchase arrangements on.

	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
Property Option Payments, Exploration and Development Expenditures – Total (1)	$-	$-	$-	$-	$-

Office Lease	416	131	273	12	-
Total Obligations	$416	$131	$273	$12	$-

(1) Although the Company makes cash advances to Minera Juanicipio as cash called by operator Fresnillo (based on annual Minera Juanicipio budgets), they are not contractual obligations. The Company intends, however, to continue to fund its share of cash calls and avoid dilution of its ownership interest.

MAG SILVER CORP.
Management's Discussion & Analysis
For the three and nine months ended September 30, 2016
(expressed in thousands of US dollars except as otherwise noted)

Other contractual obligations include: a 2.5% NSR royalty on the Cinco de Mayo property under the terms of an agreement dated February 26, 2004, whereby the Company acquired a 100% interest in the property; and a 2.5% NSR royalty on the Guigui mining concessions.

The Company may provide guarantees and indemnifications in conjunction with transactions in the normal course of operations. These are recorded as liabilities when reasonable estimates of the obligations can be made.  Indemnifications that the Company has provided include an obligation to indemnify directors and officers of the Company for potential liability while acting as a director or officer of the Company, together with various expenses associated with defending and settling such suits or actions due to association with the Company.  The Company has a comprehensive director and officers liability insurance policy that could mitigate such costs if incurred.

14.	SHARE CAPITAL INFORMATION

The Company's authorized capital consists of an unlimited number of common shares without par value.  As at November 10, 2016, the following common shares, stock options, RSUs and DSUs were outstanding:

	Number of	Exercise Price or	Remaining
	Shares	Conversion Ratio	Life
Capital Stock	80,668,512
Stock Options	2,026,399	$5.35 - $10.04	0.8 to 4.1 years
Performance Share Units("PSUs")	81,892	1:1	4.1 years
Restricted Share Units("RSUs")	71,438	1:1	2.7 to 3.7 years
Deferred Share Units ("DSUs")	370,896	1:1	n/a (1)
Fully Diluted	83,219,137

 (1) To be share settled, but no common shares are to be issued in respect of a participant in the DSU Plan prior to such eligible participant's termination date.

15.	OTHER ITEMS

The Company is unaware of any undisclosed liabilities or legal actions against the Company and the Company has no legal actions or cause against any third party at this time other than the claims of the Company with respect to its purchase of 41 land rights within the Cinco de Mayo property boundaries, and the associated efforts to regain surface access with the EBJ (see '"Soil Use Change Permit" and surface access' above).  It is anticipated that the ultimate resolution to this situation will include a comprehensive CSR program to coincide with the next phases of the Company's exploration activity.

The Company is unaware of any condition of default under any debt, regulatory, exchange related or other contractual obligation.

MAG SILVER CORP.
Management's Discussion & Analysis
For the three and nine months ended September 30, 2016
(expressed in thousands of US dollars except as otherwise noted)

16.	TREND INFORMATION

As both the price and market for silver are volatile and difficult to predict, a significant decrease in the silver price could have an adverse material impact on the Company's operations and market value.

The nature of the Company's business is demanding of capital for property acquisition costs, exploration commitments, development and holding costs. The Company's liquidity is affected by the results of its own acquisition, exploration and development activities. The acquisition or discovery of an economic mineral deposit on one of its mineral properties may have a favourable effect on the Company's liquidity, and conversely, the failure to acquire or find one may have a negative effect. In addition, access to capital to fund exploration and development companies remains difficult in current public markets, which could limit the Company's ability to meet its objectives.

Surface rights in Mexico are often owned by local communities or "Ejidos" and there has been a recent trend in Mexico of increasing Ejido challenges to existing surface right usage agreements. The Company has already been impacted by this recent trend (see "Exploration - Cinco de Mayo" above).  Any further challenge to the access to any of the properties in which the Company has an interest may have a negative impact on the Company, as the Company may incur delays and expenses in defending such challenge and, if the challenge is successful, the Company's interest in a property could be materially adversely affected.  Also see "Risks and Uncertainties" below.

Apart from these and the risks referenced below in "Risks and Uncertainties," management is not aware of any other trends, commitments, events or uncertainties that would have a material effect on the Company's business, financial condition or results of operations.

17.	RISKS AND UNCERTAINTIES

The Company's securities should be considered a highly speculative investment and investors are directed to carefully consider all of the information disclosed in the Company's Canadian and U.S. regulatory filings prior to making an investment in the Company, including the risk factors discussed under the heading "Risk Factors" in the Company's most recent Annual Information Form ("AIF") dated March 28, 2016 available on SEDAR at www.sedar.com and www.sec.gov.

The volatile global economic environment has created market uncertainty and volatility in recent years. The Company remains financially strong and will monitor the risks and opportunities of the current environment carefully.  These macro-economic events have in the past, and may again, negatively affect the mining and minerals sectors in general.  The Company will consider its business plans and options carefully going forward.

In the normal course of business, the Company enters into transactions for the purchase of supplies and services denominated in Canadian dollars or Mexican Pesos. The Company also has cash and other monetary assets and liabilities denominated in Canadian dollars and Mexican Pesos. As a result, the Company is subject to foreign exchange risk from fluctuations in foreign exchange rates (see Note 11(c) in the unaudited condensed interim consolidated financial statements of the Company as at September 30, 2016).

MAG SILVER CORP.
Management's Discussion & Analysis
For the three and nine months ended September 30, 2016
(expressed in thousands of US dollars except as otherwise noted)

18.	OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

19.	RELATED PARTY TRANSACTIONS

The Company does not have offices or direct personnel in Mexico, but rather is party to a Field Services Agreement, whereby it has contracted administrative and exploration services in Mexico with MINERA CASCABEL S.A. de C.V. ("Cascabel") and IMDEX Inc. ("IMDEX").  Dr. Peter Megaw, the Company's Chief Exploration Officer, is a principal of both IMDEX and Cascabel, and is remunerated by the Company through fees to IMDEX.  In addition to corporate executive responsibilities with MAG, Dr. Megaw is responsible for the planning, execution and assessment of the Company's exploration programs, and he and his team developed the geologic concepts and directed the acquisition of all the Company's projects, including the Juanicipio Project and the Cinco de Mayo Property.

During the period, the Company incurred expenses with Cascabel and IMDEX as follows:

	Three months ended Sept. 30,		Nine months ended Sept. 30,
	2016	2015	2016	2015

Fees related to Dr. Megaw:
Exploration and marketing services	$59	$73	$193	$229
Travel and expenses	9	14	53	84
Other fees to Cascabel and IMDEX:
Administration for Mexican subsidiaries	30	31	90	91
Field exploration services	118	294	445	700
	$216	$412	$781	$1,104

All transactions are incurred in the normal course of business, and are negotiated on terms between the parties which are believed to represent fair market value for all services rendered.  A portion of the expenditures are incurred on the Company's behalf, and are charged to the Company on a "cost + 10%" basis typical of industry standards. The services provided do not include drilling and assay work which are contracted out independently from Cascabel & IMDEX. Included in trade and other payables at September 30, 2016 is $147 related to these services (December 31, 2015: $356).

The Company is obligated to a 2.5% NSR royalty on the Cinco de Mayo property payable to the principals of Cascabel under the terms of an option agreement dated February 26, 2004, whereby the Company acquired a 100% interest in the property from Cascabel, and under the terms of assignment agreements entered into by Cascabel with its principals.  The Company is also obligated to a 2.5% NSR royalty to Cascabel on the Guigui mining concessions.

Upon the retirement of Dan MacInnis, former President & Chief Executive Officer, on October 15, 2013, the Company had entered into a consulting contract with a private company controlled by Mr. MacInnis who remains a director of the Company. As the contract expired on December 31, 2015 and was not renewed in 2016, no consulting fees were paid in the period ended September 30, 2016 (September 30, 2015: C$10) and there are no payables related to such services as at September 30, 2016 (September 30, 2015: nil).

Any amounts due to related parties arising from the above transactions are unsecured, non-interest bearing and are due upon receipt of invoices.

MAG SILVER CORP.
Management's Discussion & Analysis
For the three and nine months ended September 30, 2016
(expressed in thousands of US dollars except as otherwise noted)

The immediate parent and ultimate controlling party of the consolidated group is MAG Silver Corp. (incorporated in British Columbia, Canada).

The details of the Company's significant subsidiaries and ownership interests are as follows:

Significant subsidiaries of the Company are as follows:
			MAG' effective interest
Name	Country of Incorporation	Principal Activity	2016 (%)	2015 (%)

Minera Los Lagartos, S.A. de C.V.	Mexico	Exploration	100%	100%
Minera Pozo Seco S.A. de C.V.	Mexico	Exploration	100%	100%
Minera Sierra Vieja S.A. de C.V.	Mexico	Exploration	100%	100%

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note.

Minera Juanicipio, S.A. de C.V. ("Minera Juanicipio"), created for the purpose of holding and operating the Juanicipio Property, is held 56% by Fresnillo plc ("Fresnillo") and 44% by the Company.  Fresnillo is the operator of Minera Juanicipio, and with its affiliates, beneficially owns 12% of the common shares of the Company as at September 30, 2016, as publicly reported.  Minera Juanicipio is currently governed by a shareholders agreement.  All costs relating to the project and Minera Juanicipio are required to be shared by the Company and Fresnillo pro-rata based on their ownership interests in Minera Juanicipio.

During the period, compensation of key management personnel (including directors) was as follows:

	Three months ended Sept. 30,		Nine months ended Sept. 30,
	2016	2015	2016	2015
Salaries and other short term employee benefits	$243	$228	$742	$759
Share based payments	103	104	1,393	1,036
	$346	$332	$2,135	$1,795

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, and consists of its Directors, the Chief Executive Officer and the Chief Financial Officer.

20.	CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), requires Management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period.  Management has identified (i) mineral property acquisition and exploration deferred costs, (ii) provision for reclamation and closure, (iii) deferred income tax provision and (iv) share based payments, as the main estimates for the following discussion.  Please refer to Note 2 of the Company's unaudited condensed interim consolidated financial statements as at September 30, 2016 for a description of all of the significant accounting policies.

MAG SILVER CORP.
Management's Discussion & Analysis
For the three and nine months ended September 30, 2016
(expressed in thousands of US dollars except as otherwise noted)

Under IFRS, the Company defers all costs relating to the acquisition and exploration of its mineral properties ("exploration and evaluation" assets). Any revenues received from such properties are credited against the costs of the property. When commercial production commences on any of the Company's properties, any previously capitalized costs would be charged to operations using a unit-of-production method. The Company reviews when events or changes in circumstances indicate the carrying values of its properties to assess their recoverability and when the carrying value of a property exceeds the estimated net recoverable amount, provision is made for impairment in value.  IFRS also allows the reversal of impairments if conditions that gave rise to those impairments no longer exist.

The existence of uncertainties during the exploration stage and the lack of definitive empirical evidence with respect to the feasibility of successful commercial development of any exploration property do create measurement uncertainty concerning the estimate of the amount of impairment to the value of any mineral property. The Company relies on its own or independent estimates of further geological prospects of a particular property and also considers the likely proceeds from a sale or assignment of the rights before determining whether or not impairment in value has occurred.

Reclamation and closure costs have been estimated based on the Company's interpretation of current regulatory requirements, however changes in regulatory requirements and new information may result in revisions to estimates. The Company recognizes the fair value of liabilities for reclamation and closure costs in the period in which they are incurred. A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the life of the asset.

The deferred income tax provision is based on the liability method. Deferred taxes arise from the recognition of the tax consequences of temporary differences by applying enacted or substantively enacted tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities. The Company records only those deferred tax assets that it believes will be probable, that sufficient future taxable profit will be available to recover those assets.

Under IFRS 2 - Share-based Payments, stock options are accounted for by the fair value method of accounting.  Under this method, the Company is required to recognize a charge to the statement of loss based on an option-pricing model based on certain assumptions including dividends to be paid, historical volatility of the Company's share price, an annual risk free interest rate, forfeiture rates, and expected lives of the options.

21.	CHANGES IN ACCOUNTING STANDARDS

The Company has reviewed new accounting pronouncements that have been issued but are not yet effective at September 30, 2016. These include:

IFRS 2 Share-based payments. On June 2016, the IASB issued amendments to IFRS 2 Share-based Payment to address certain issues related to the accounting for cash settled awards and the accounting for equity settled awards that include 'net settlement feature' in respect of employee withholding taxes. The amendments apply for annual periods on or after January 1, 2018 with early adoption permitted. The Company has not early adopted the amendments, and is currently evaluating their potential impact on the consolidated financial statements.

MAG SILVER CORP.
Management's Discussion & Analysis
For the three and nine months ended September 30, 2016
(expressed in thousands of US dollars except as otherwise noted)

IAS 7 Statements of cash flows. On January 2016, the IASB issued amendments to IAS 7 to be applied prospectively for annual periods on or after January 1, 2017 with early adoption permitted.  The amendments require disclosure of information enabling users of financial statements to evaluate changes in liabilities arising from financing activities. The Company is currently evaluating the impact of adopting the amendments on the consolidated financial statements; however, the amendments are not expected to have a significant impact on the Company's consolidated financial statements.

IFRS 9 Financial Instruments.  In July 2014, the IASB issued the final version of IFRS 9 which replaced IAS 39 Financial Instruments: Recognition and Measurement. The new standard replaces the current classification and measurement criteria for financial assets and liabilities with only two classification categories: amortized cost and fair value.  The standard is effective for annual periods beginning on or after of January 1, 2018, with early adoption permitted. The Company has not early adopted this standard and is currently evaluating the impact this standard may have on its consolidated financial statements.

IAS 12 Income taxes. On January 2016, the IASB issued Recognition of Deferred Tax Assets for Unrealised Losses (Amendments to IAS 12). The amendments are effective for annual periods beginning on or after January 1, 2017 with early adoption permitted. The amendments clarify that unrealized losses on debt instruments measured at fair value in the financial statements but at cost for tax purposes can give rise to deductible temporary differences.  The Company currently does not have debt instruments and the amendments are not expected to have a significant impact on the Company's consolidated financial statements.

IFRS 15 Revenue from Contracts with Customers. The final standard on revenue from contracts with customers was issued on May 8, 2014. In July 2015, the IASB determined that the revised effective date for IFRS 15 would be for annual reporting periods beginning on or after January 1, 2018, with earlier application permitted.  Entities have the full option of using either a full retrospective or a modified retrospective approach to adopt the guidance. The Company's only source of revenue in the current and prior periods is interest income from high interest savings accounts and term deposits, but the Company is currently evaluating the impact this standard may have on its consolidated financial statements once revenue from contracts with customers is generated.

IFRS 16 Leases. In January 2016, the IASB published a new accounting standard, IFRS 16 – Leases (IFRS 16) which replaces IAS 17 – Leases and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that apply IFRS 15. The Company has not early adopted this standard, and is currently evaluating the impact it is expected to have on its consolidated financial statements.

MAG SILVER CORP.
Management's Discussion & Analysis
For the three and nine months ended September 30, 2016
(expressed in thousands of US dollars except as otherwise noted)

22.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company maintains a set of disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed in the reports that it is required to file or submit under applicable securities laws is recorded, processed, summarized and reported in the manner specified by such laws. The Chief Executive Officer and the Chief Financial Officer have evaluated, or caused to be evaluated under their supervision, the design and effectiveness of the Company's disclosure controls and procedures as of September 30, 2016 through inquiry and review, as well as by drawing upon their own relevant experience.  The Chief Executive Officer and the Chief Financial Officer have concluded that the Company's disclosure controls and procedures are effective as at September 30, 2016.

Internal Control Over Financial Reporting

The Company also maintains a system of internal controls over financial reporting, as defined by National Instrument 52-109 - Certification of Disclosure in Issuers' Annual and Interim Filings in order to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable and in accordance with International Financial Reporting Standards.  The Company retains a third party specialist annually to assist in the assessment of its internal control procedures.  The Board of Directors approves the financial statements and MD&A before they are publicly filed, and ensures that management discharges its financial responsibilities. The unaudited condensed interim consolidated financial statements and MD&A for the three and nine months ended September 30, 2016 were approved by the Board on November 8, 2016.  The Board's review is accomplished principally through the Audit Committee, which is composed of independent non-executive directors. The Audit Committee meets periodically with management and auditors to review financial reporting and control matters. The Board of Directors has also appointed a compensation committee composed of non-executive directors whose recommendations are followed with regard to executive compensation. From time to time the board may also form special sub-committees, which must investigate and report to the Board on specific topics.

The Chief Executive Officer and Chief Financial Officer have evaluated, or caused to be evaluated under their supervision, the design and effectiveness of the Company's internal control over financial reporting as of September 30, 2016 and have concluded that the Company's internal control over financial reporting is effective.  There have been no changes in internal controls over financial reporting during the period ended September 30, 2016 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

23.	SUBSEQUENT EVENTS

Subsequent to September 30, 2016, the Company issued 21,100 common shares pursuant to the exercise of stock options between C$5.86 and C$9.28 for proceeds of C$160.

24.	ADDITIONAL INFORMATION

Additional information on the Company is available for viewing under MAG's profile on the SEDAR website at www.sedar.com and on SEC's EDGAR website at www.sec.gov.